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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

MAR 18 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

BGC FINANCIAL INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SEAPORT PLAZA 19TH FLOOR
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Balas — (212) 829-4852
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AFFIRMATION

I, Thomas Balas, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BGC Financial Inc. for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company, nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

ELIZABETH PEÑA RAMOS
Notary Public, State of New York
No. 01PE6167750
Qualified in Bronx County
Commission Expires June 04, 20 11

Notary Public

BGC FINANCIAL INC.
(SEC ID. No. 8-39012)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of BGC Financial Inc.:

We have audited the accompanying statement of financial condition of BGC Financial Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 12, 2008

BGC FINANCIAL INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007
(in thousands, except share data)

Assets

Cash and cash equivalents	$ 39,559
Accrued commissions receivable, net of allowance	13,419
Receivables from brokers, dealers and clearing organizations	16,179
Securities purchased under agreements to resell	7,560
Forgivable loans and other receivables from employees	1,018
Receivables from affiliates	1,581
Other	436
Total assets	$ 79,752

Liabilities and Stockholder's Equity

Payables to affiliates	$ 31,088
Accrued compensation payable	7,351
Accounts payable and accrued liabilities	4,788
Total liabilities	43,227
Stockholder's equity:	
Common stock, no par value -	
200 shares authorized, 10 shares issued and outstanding	13,705
Additional paid-in-capital	19,752
Retained earnings	3,068
Total stockholder's equity	36,525
Total liabilities and stockholder's equity	$ 79,752

See notes to statement of financial condition.

1. General and Summary of Significant Accounting Policies

Basis of Presentation: BGC Financial Inc. (the "Company") is a U.S. registered broker-dealer with operations in New York and London. The Company is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities and asset backed swaps.

The Company is an indirect wholly-owned subsidiary of Cantor Fitzgerald LP ("Cantor"), a privately held partnership. For the purposes of this report an affiliate is defined as a direct or indirect subsidiary of Cantor.

Use of estimates: The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this financial statement.

Cash and cash equivalents: The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Allowance for doubtful accounts: The Company maintains an allowance for doubtful accounts to reduce its billed receivables on agency brokerage transactions to the amount expected to be collected on such receivables.

Fixed assets: Fixed assets are carried at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, generally three to five years.

Fair value of financial instruments: The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that management estimates approximate fair values as such financial instruments are short-term in nature or bear interest at rates approximating current market.

Securities Purchased under Agreements to Resell: Securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased, including accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate.

As of December 31, 2007, the fair value of securities received as collateral under reverse repurchase agreements of $7.6 million was repledged to the Company's clearing firms.

Forgivable Loans and Other Receivables from Employees: Forgivable loans and other receivables from employees primarily consist of loan contracts between the Company and the employee that provide for the return of the loan if employment is severed prior to the termination of the contract. The forgivable loans are stated at historical value net of amortization, which is calculated using the straight-line method over the term of the contract, which is generally two or three years. Also included in forgivable loans and other receivables are advances on bonuses and salaries and other loan contracts that the Company may, from time to time, execute with employees. The Company expects to fully recover the forgivable loans if employees terminate their employment prior to the expiration of the contract, and expects to fully recover other advances and loans as agreed under the contracts. As such, the Company does not have an allowance related to forgivable loans and other receivables from employees. As of December 31, 2007, the unamortized balance of these forgivable loans was $1.0 million.

Income taxes: The Company is included in the consolidated federal, state and local income tax returns filed by its parent, BGC Financial Group, Inc. Federal, state and local income taxes have been provided on a separate entity basis. The Company has the ability to offset the tax attributes of its U.K. operations with those of its U.K. affiliates. The Company and certain affiliates have an informal tax sharing arrangement which provides that the Company shall compute its income taxes on a separate entity basis, except that the benefit of income tax losses will be allocated to the Company to the extent such losses are utilized in the consolidated and combined income tax returns or by other affiliates.

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Foreign currencies: The functional currency for the Company's non-U.S. based operations is the U.S. dollar. Assets and liabilities are remeasured at end-of-month-rates of exchange. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using exchange rates at the end of the year.

New Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of January 1, 2007. The adoption of FIN 48 on January 1, 2007 did not have a material impact on the Company's Statement of Financial Condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB Statement No. 115 ("SFAS 159"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 159 permits entities to elect to measure many financial instruments at fair value. Upon adoption of SFAS 159, an entity may elect fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. The adoption of SFAS 157 and SFAS 159 will not have a material effect on the Company's Statement of Financial Condition.

2. Accrued commissions receivable, net of allowance for doubtful account

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. Accrued commissions receivable are presented net of allowance for doubtful accounts of approximately $0.8 million as of December 31, 2007.

3. Receivables from brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations primarily represent amounts due on undelivered securities. As of December 31, 2007, the amount receivable from brokers, dealers and clearing organizations was $16.1 million.

4. Related party transactions

Various US and UK affiliates provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources and legal services. In addition, under the Amended and Restated Joint Services Agreement which was amended as of October 1, 2005 (the "Joint Services Agreement"), between Cantor, and its affiliate eSpeed, Inc. ("eSpeed"), a subsidiary of Cantor, eSpeed provides network, data center and other technology services to the Company, and charges the Company for these services commensurate with the cost of providing them.

eSpeed owns and operates electronic trading systems and under the Joint Services Agreement is responsible for providing trading technology to support the Company. The Company and eSpeed share selected revenues under the Joint Services Agreement on a pre-determined schedule based on various factors, including the kind of brokerage services provided by the Company, the nature of the marketplace in which a transaction is effected, and the kind of financial product.

Under an agreement between the Company and Cantor Fitzgerald & Co. ("CFCO"), CFCO performs clearance and settlement services for the Company's corporate and other debt securities business. Additionally, under a separate agreement between the Company and BGC Brokers L.P. ("BGCB"), BGCB performs clearance and settlement services for the Company's emerging market fixed income securities.

5. Employee benefit plans

Employees of the Company are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Company to contribute withheld amounts to the Plan. The Plan is available to all employees of the Company meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

6. Regulatory Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $0.25 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $22.7 million, which was $22.4 million in excess of its required net capital. In addition, the Company's membership in the Government Securities Company of the Fixed Income Clearing Corporation ("GSD-FICC") requires it to maintain minimum excess regulatory net capital of $10.0 million and stockholder's equity of at least $25.0 million. At December 31, 2007, the Company had stockholder's equity of $36.5 million.

7. Financial Instruments and Off-Balance-Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Company incurring losses. As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Company's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Company. The Company monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Company has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

8. Contingent Liabilities and Guarantee

U.K. National insurance: As part of its acquisition of the operations of Euro Brokers Financial Services Ltd. ("EBFSL") in 2002, the Company's London branch has assumed a contingent liability for demands by the Inland Revenue in the United Kingdom for the employer portion of National Insurance Contributions ("NIC") related to employee bonuses paid by EBFSL during the period from August 1995 to February 2001 in the amount of approximately £0.4 million (approximately $0.9 million at December 31, 2007), plus interest estimated at approximately £0.2 million through December 31, 2007 (approximately $0.4 million). The Company has formally challenged these demands as it believes the respective bonus payment methods used did not require NIC payments under existing legislation. At December 31, 2007, the Company had reserved approximately £0.6 million (approximately $1.3 million) against these demands from the Inland Revenue for NIC related to employee bonuses paid. Based upon this level of reserves, management does not anticipate the ultimate outcome of this will have a material adverse effect on its financial condition or statement of income.

Guarantee: The Company is a member of the GSD-FICC. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse, all other members would be required to meet the shortfall. The Company's liability under this arrangement is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under this arrangement is remote. Accordingly, no contingent liability is carried in the statement of financial condition for this arrangement.

9. Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition, statement of income or cash flows of the Company.

Legal reserves are established in accordance with SFAS No. 5, "Accounting for Contingencies". Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of December 31, 2007, no legal reserves have been recorded.

10. Risk and Uncertainties

The Company generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the transaction volume of global financial markets. Additionally, the Company's financing is sensitive to interest rate fluctuations which could have an impact on the Company's overall profitability.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 12, 2008

BGC Financial Inc.
One Seaport Plaza
New York, New York

In planning and performing our audit of the financial statements of BGC Financial Inc (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated March 12, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END